Exhibit 99.2

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Sierra Wireless, Inc. (the “Sierra Wireless”)

13811 Wireless Way

Richmond, B.C.

Canada V6V 3A4

Item 2: Date of Material Change

August 2, 2017

Item 3: News Release

A news release announcing the material change was issued on August 2, 2017 for distribution through Business Wire, and filed on SEDAR (www.sedar.com).

Item 4: Summary of Material Change

On August 2, 2017, Sierra Wireless announced it had entered into a definitive merger agreement (the “Merger Agreement”) under which Sierra Wireless will acquire Numerex Corp. (“Numerex”) in a stock-for-stock merger transaction (the “Transaction”). The Transaction is valued at approximately US$107 million based on Sierra Wireless’ closing stock price on August 1, 2017 of US$29.65 per share and represents a premium of 17.5 percent to Numerex’s 20-day average share price.

Item 5.1: Full Description of Material Change

On August 2, 2017, Sierra Wireless announced it had entered into the Merger Agreement under which Sierra Wireless will acquire Numerex in a stock-for-stock merger transaction. The Transaction is valued at approximately US$107 million based on Sierra Wireless’ closing stock price on August 1, 2017 of US$29.65 per share and represents a premium of 17.5 percent to Numerex’s 20-day average share price.

Under the terms of the Merger Agreement, Numerex shareholders will receive a fixed exchange ratio of 0.18 common shares of Sierra Wireless for each share of Numerex common stock. Upon completion of the Transaction, Numerex will become a subsidiary of Sierra Wireless and Numerex shareholders will own approximately 10 percent of the common shares of Sierra Wireless on a fully diluted basis. Concurrent with closing, Numerex’s debt of approximately $20 million including fees shall be repaid with Sierra Wireless cash. The Transaction is expected to close in January 2018 subject to the receipt of Numerex shareholder approval and certain regulatory and government approvals, and satisfaction of other customary closing conditions.

The Board of Directors of Sierra Wireless has unanimously approved the Transaction. The Board of Directors of Numerex has unanimously approved the Transaction and recommends that Numerex shareholders vote in favor of the Transaction. Numerex shareholders owning approximately 27 percent of Numerex’s outstanding stock have entered into voting agreements under which they have agreed to vote in favor of the Transaction.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information in this press release constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including, but not limited to, statements and information regarding the benefits of the transaction, the combined company’s future business prospects, performance and growth program, revenues and the expectation that the acquisition will be accretive approximately one year after the closing of the transaction.

Forward-looking statements:

•	Typically include words and phrases about the future such as “outlook”, “will”, “may”, “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”.

•

Are not promises or guarantees of future performance. They represent our current expectations and assumptions and may change significantly. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to update the forward-looking statements provided to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based. Therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.

•

Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect our business and the price of our common shares, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the shareholders of Numerex and the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (iv) the effect of the announcement or pendency of the transaction on our business relationships, operating results, and business generally, (v) risks related to diverting management’s attention from our ongoing business operations, (vi) the risk that the expected synergies and value creation from the transaction will not be realized, or will not be realized within the expected time period, (vii) the outcome of any legal proceedings that may be instituted against either company related to the merger agreement or the transaction, (viii) our ability to successfully integrate Numerex’s operations, product lines, and technology within the expected time-line or at all, and (ix) our ability to implement our plans, forecasts, and other expectations with respect to Numerex’s business after the completion of the proposed merger and realize additional opportunities for growth and innovation.

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The foregoing list of factors is not exclusive. Additional risk factors are discussed in our Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.

Item 5.2: Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7: Omitted Information

No information has been omitted.

Item 8: Executive Officer

For further information, please contact David McLennan, Chief Financial Officer at Sierra Wireless, Inc., 13811 Wireless Way, Richmond, B.C., V6V 3A4 or by telephone at (604) 231-1185.

Item 9: Date of Report

August 3, 2017